Ecopetrol Announces Senior Management Changes

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces the following senior management changes:

Ana Milena López, submitted her voluntary resignation as Corporate Vice President of Finance and Sustainable Value effective on April 12, 2024. María Catalina Escobar Hoyos, our current Value Maximization Manager, will temporarily take over this position effective April 13, 2024, until a new candidate is appointed to fill the position.

Luz Elena Díaz, our Corporate Vice President of Compliance and Compliance Officer, will be leaving her current positions on April 19, 2024. Alberto Vergara Monterrosa, our current Corporate Manager of Ethics and Compliance, will temporarily take over these positions effective April 20, 2024, until a new candidate is appointed to fill these positions.

Juan Diego Puerta, our Vice President of Exploration, will be leaving his current position on April 5, 2024. Ivan Camilo Higuera, our current Onshore Manager, will temporarily take over this position effective April 6, 2024, until a new candidate is appointed to fill these positions.

Ecopetrol S.A. would like to extend its gratitude to Ana Milena, Luz Elena and Juan Diego for their valuable work and contributions to the achievements of the Ecopetrol Group, and wish them nothing but success in their new professional endeavors.

Bogota D.C., April 5, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co